                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                Commission File Number 000-23962
                          NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 20-F [X]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: December 31, 1998
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

Budget Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

c/o Budget Rent A Car Corporation, 4225 Naperville Road
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Address of Principal Executive Office (STREET AND NUMBER)

Lisle, Illinois 60532-3662
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City, State and Zip Code


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Registrant maintains two employee benefit plans with respect to which Annual Reports on Forms 11-K are required to be filed--the Budget Group, Inc. SavingsPlus Plan and the Budget 401(k) and Profit Sharing Plan. Registrant hereby seeks relief pursuant to Rule 12b-25(b) with respect to the Form 11-K for each plan for the following reasons:

(1) Form 11-K for the Budget Group, Inc. SavingsPlus Plan (the "SavingsPlus Plan") -- In connection with certain acquisitions consummated by the Registrant in 1998, the Registrant is merging four acquired-company plans into the SavingsPlus Plan. These plan mergers have caused delays to completing the Form 11-K for the SavingsPlus Plan in a timely manner.

(2) Form 11-K for the Budget 401(k) and Profit Sharing Plan (the "401(k) Plan") -- The Registrant relies on a third-party record keeper to provide certain information with respect to the 401(k) Plan which is necessary to complete the Form 11-K. The third-party record keeper has not provided the Registrant such information in a timely manner, which has caused delays to completing the Form 11-K for the 401(k) Plan in a timely manner.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Robert L. Aprati              630                 955-7571
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [ ] Yes  [x] No

                 (1) Form 11-K for the Budget Group, Inc. SavingsPlus Plan for the year ended December 31, 1997

                 (ii) Form 11-K for the Budget 401(k) and Profit Sharing Plan
                      for the year ended December 31, 1997

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                              Budget Group, Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  June 29, 1999                  By        /s/ Robert L. Aprati
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                                          Executive Vice President,
                                          General Council and Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).